UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Grove Collaborative Holdings, Inc.
 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39957D102
(CUSIP Number)

Barbara Wallace
Grove Collaborative Holdings, Inc.
1301 Sansome Street
San Francisco, CA 94111
(800) 231-8527
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39957D102	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Stuart Landesberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,960,852 (1)

	8	SHARED VOTING POWER
679,457 (2)

	9	SOLE DISPOSITIVE POWER
11,960,852 (1)

	10	SHARED DISPOSITIVE POWER
679,457 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,640,309 (1),(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This amount includes (i) 1,336,907 shares of Class B Common Stock (as defined herein), (ii) 10,609,585 shares of Class B Common Stock obtainable upon exercise of options and (iii) 11,760 shares of Class B Common Stock obtainable upon exercise of warrants.

(2)	This amount includes 679,357 shares of Class B Common Stock.
(3)
Calculation is based on the sum of (i) 29,412,877 shares of Class A Common Stock (as defined herein) outstanding upon closing of the Business Combination (as defined herein), as provided by the Issuer, plus (ii) 2,016,264 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (iii) 10,609,585 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of vested or service-based options and (iv) 11,760 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of warrants, each of (ii) through (iv) which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 39957D102	Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to Rule 13d-1(a) under the Act, with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Grove Collaborative Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 1301 Sansome Street, San Francisco, California 94111.

Item 2.	Identity and Background

(a)-(c), (f) This Schedule 13D relates to shares of Class A Common Stock beneficially owned by Stuart Landesberg (the “Reporting Person”) directly and indirectly through The Landesberg Living Trust, dated October 15, 2021 (the “Trust”), for which the Reporting Person and his spouse serve as co-trustees.  The Reporting Person is President and Chief Executive Officer of the Issuer and a member of the Issuer’s board of directors (the “Board”).  The address of the principal business office of the Reporting Person is 1301 Sansome Street, San Francisco, CA 94111.  The Reporting Person is a citizen of the United States of America.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person co-founded Grove Collaborative, Inc., a Delaware public benefit corporation (“Grove”), under the name ePantry, in 2012 and has served as its Chief Executive Officer since inception.  In such capacity, the Reporting Person acquired shares of Grove preferred stock in exchange for cancellation of debt, was granted stock options, restricted stock units (“RSUs”) and warrants to acquire shares of Grove common stock, and exercised certain stock options and transferred the underlying shares to the Trust.

On June 16, 2022 (the “Closing Date”), the series of mergers (the “Business Combination”) contemplated by the Agreement and Plan of Merger, dated December 7, 2021, as amended and restated on March 31, 2022, (the “Merger Agreement”) by and among Virgin Group Acquisition Corp. II, a Cayman Islands exempted company (“VGAC II”), Treehouse Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC II, Treehouse Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of VGAC II, and Grove, were consummated.

Upon closing of the Business Combination, each share of Grove common stock and each RSU, option and warrant to acquire Grove common stock was converted into the right to receive a share of the Issuer’s Class B common stock (“Class B Common Stock”) and an RSU, option and warrant to acquire Class B Common Stock, respectively, based on an exchange ratio set forth in the Merger Agreement (“Exchange Ratio”), plus a number of Earnout Shares (defined below) calculated pursuant to the terms of the Merger Agreement.  The Exchange Ratio calculates to approximately 1.176 shares of Issuer equity per share of Grove equity.

Each share of Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at any time, and will be automatically converted into an equal number of Class A Common Stock upon any transfer.

The “Earnout Shares” consist of 14,000,000 restricted shares of Class B Common Stock issued to certain holders of Grove securities immediately prior to the consummation of the Business Combination, which will vest upon the achievement of certain earnout thresholds (“Milestones”) prior to the tenth anniversary of the Closing Date. The Milestones are defined in the Merger Agreement as follows: (i) 50% of the Earnout Shares automatically vest if the daily volume weighted average price of the shares of Class A Common Stock is greater than or equal to $12.50 per share for any 20 trading days within any 30-trading-day period; and (ii) 50% of the Earnout Shares automatically vest if the daily volume weighted average price of the shares of Class A Common Stock is greater than or equal to $15.00 per share for any 20 trading days within any 30-trading-day period, each subject to certain change-of-control provisions as provided in the Merger Agreement.  In addition, any Earnout Shares issued in exchange for Grove RSUs or options are subject to the same vesting terms as the underlying RSUs and options and, if the underlying RSU or option is forfeited, the corresponding Earnout Shares will also be forfeited and distributed to the other holder of Grove securities as if immediately prior to the closing of the Business Combination on a pro rata basis.  The holders of Earnout Shares have the right to receive dividends and vote such shares, but are subject to restrictions on transfer and sale, as set forth in the Merger Agreement.

In connection with closing of the Business Combination, the Reporting Person acquired the following securities in exchange for his Grove securities:  (i)  271,158 shares of Class B Common Stock in exchange for Grove preferred stock held directly by the Reporting Person; (ii) 623,644 shares of Class B Common Stock in exchange for Grove common stock held directly by the Trust; (iii) 2,653,531 shares of Class B Common Stock obtainable upon exercise of vested stock options with a strike price of $0.64 per share and an expiration date of March 29, 2028; (iii) 4,278,593 shares of Class B Common Stock obtainable upon service-based vesting and exercise of stock options with a strike price of $1.92 per share and an expiration date of May 30, 2029; (iv) 3,677,461 shares of Class B Common Stock obtainable upon service-based vesting and exercise of stock options with a strike price of $3.77 per share and an expiration date of February 14, 2031; (v) 11,760 shares of Class B Common Stock obtainable upon exercise of warrants with a strike price of $8.51 and an expiration date of October 15, 2022; (vi) 1,065,849 restricted shares of Class B Common Stock that represent Earnout Shares held directly by the Reporting Person; and (vii) 55,813 restricted shares of Class B Common Stock that represent Earnout Shares held directly by the Trust.  The Reporting Person also acquired unvested stock options to acquire 1,017,170 shares of Class B Common Stock at a strike price of $3.77 per share and an expiration date of February 14, 2031, but such options vest only upon the earlier of (i) such time as the 20-day trading day volume-weighted average price of the Issuer's Class A Common Stock is at least $12.78 per share, or (ii) immediately prior to the consummation of certain corporate transactions in which the holders of shares of the Issuer's Class A Common Stock will receive, in exchange for such shares, cash or other consideration the aggregate amount of $12.78 per share, and accordingly are excluded from the Reporting Person’s beneficial ownership as reported herein.

CUSIP NO. 39957D102	Page 4 of 6 Pages

Also in connection with closing of the Business Combination, the Reporting Person elected to convert 100 shares of Class B Common Stock held directly by him into 100 shares of Class A Common Stock, and elected to convert 100 shares of Class B Common Stock held directly by the Trust into 100 shares of Class A Common Stock.

Also in connection with the closing of the Business Combination, the Reporting Person purchased 2,500 shares of Class A Common Stock directly from the Issuer, at a price of $10 per Share, pursuant to a subscription agreement dated December 7, 2021 (the “Subscription Agreement”).  The foregoing summary of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Subscription Agreement, which is filed as Exhibit A to this Schedule 13D and is incorporated herein by reference.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Person acquired the securities reported herein in connection with his role as President, Chief Executive Officer and a director on the Board of the Issuer, for investment purposes, and intends to review his investment on a continuing basis.  In his capacity as President, Chief Executive Officer and a director on the Board of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the agreements described herein and applicable legal requirements, the Reporting Person may purchase additional securities, or dispose of all or a portion of his securities, of the Issuer from time to time in open market or private transactions, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, and general economic, money market and stock market conditions.  In addition, the Reporting Person may engage in discussions with members of management, the Board, and other securityholders of the Issuer and other relevant parties regarding, among other things, the Issuer’s business, operations, governance or control.

Other than as described herein, the Reporting Person does not have any plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D, although, subject to the agreements described herein and applicable legal requirements, the Reporting Person may, at any time and from time to time, participate in discussions concerning, formulate or review plans or proposals that may result in one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 12,640,309 shares of Class A Common Stock, representing approximately 30.1% of the total number of shares of Class A Common Stock outstanding.  This amount consists of: (i) 2,600 shares of Class A Common Stock held directly by the Reporting Person; (ii) 100 shares of Class A Common Stock held directly by the Trust; (iii) 1,336,907 shares of Class B Common Stock held directly by the Reporting Person, of which 1,065,849 are Earnout Shares; (iv) 679,357 shares of Class B Common Stock held directly by the Trust, of which 55,813 are Earnout Shares; (v) 10,609,585 shares of Class B Common Stock obtainable upon exercise of vested or service-based vesting options issued directly to the Reporting Person; and (vi) 11,760 shares of Class B Common Stock obtainable upon exercise of warrants held directly by the Reporting Person.  This amount excludes unvested stock options to acquire 1,017,170 shares of Class B Common Stock, which vest only upon the Class A Common Stock reaching a volume-weighted average price of at least $12.78 per share for 20 trading days or being exchanged for the same value in a corporate transaction.

The foregoing beneficial ownership percentage based on the sum of (i) 29,412,877 shares of Class A Common Stock outstanding upon closing of the Business Combination, as provided by the Issuer, plus (ii) 2,016,264 shares of Class A Common Stock issuable upon conversion of Class B Common Stock, (iii) 10,609,585 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of vested or service-based options and (iv) 11,760 shares of Class A Common Stock issuable upon conversion of Class B Common Stock obtainable upon exercise of warrants, each of (ii) through (iv) which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(c) The response to Item 3 is incorporated by reference herein.  Except for transactions reported herein, there have been no transactions in the Issuer’s securities by the Reporting Person in the past sixty days.

(d) The beneficiaries of the Trust may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Trust.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Support Agreement/Lock-Up

CUSIP NO. 39957D102	Page 5 of 6 Pages

Certain Grove shareholders, including the Reporting Person (collectively, the “Support Parties”), entered into a support agreement with VGAC II on December 7, 2021 (the “Support Agreement”), as amended on March 31, 2022 (the “Support Agreement Amendment”), pursuant to which the Support Parties agreed to vote all of their Grove equity interests in favor of the Merger Agreement and the transactions contemplated thereby and to take certain other actions in support of the Business Combination. In addition, the Support Parties each agreed, with certain exceptions, to a lock-up commencing on the Closing Date and ending on the date of the first trading window at least 150 days after the Closing Date, with respect to any shares of the Issuer’s common stock that they receive as merger consideration under the Merger Agreement.

Restated Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer entered into the Amended and Restated Registration Rights Agreement (the “Restated Registration Rights Agreement”) with the sponsor of VGAC II and certain other shareholders, including the Reporting Person (collectively, the “RRA Parties”), pursuant to which the RRA Parties are entitled to registration rights in respect of certain shares of Class A Common Stock and certain other equity securities of the Issuer that are held by the RRA Parties from time to time.

The Restated Registration Rights Agreement provides that the Issuer will as soon as practicable but no later than 30 calendar days following the consummation of the Business Combination file with the SEC a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933 registering the resale of certain shares of Class A Common Stock and certain other equity securities of the Issuer held by the RRA Parties and will use its commercially reasonably efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (x) the 90th calendar day following the filing date if the SEC notifies the Issuer that it will “review” such shelf registration statement and (y) the 10th business day after the date the Issuer is notified in writing by the SEC that such shelf registration statement will not be “reviewed” or will not be subject to further review.

The RRA Parties will be entitled to make demand registrations in connection with an underwritten shelf takedown offering, in each case subject to certain offering thresholds, applicable lock-up restrictions and certain other conditions. In addition, the RRA Parties have certain “piggy-back” registration rights. The Restated Registration Rights Agreement includes customary indemnification and confidentiality provisions. The Issuer will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Restated Registration Rights Agreement.

Indemnification Agreement

The Reporting Person, along with the Issuer’s other directors and officers, is party to an indemnification agreement with the Issuer (the “Indemnification Agreement”) pursuant to which the Issuer has agreed to indemnify the Reporting Person against any and all expenses incurred by the Reporting Person employee because of his status as a director or executive officer of the Issuer to the fullest extent permitted by law and the Issuer’s certificate of incorporation and bylaws.

The foregoing summaries of the Support Agreement, Support Agreement Amendment, Restated Registration Rights Agreement, and Indemnification Agreement do not purport to be complete and are qualified in their entirety by reference to the full text or form of such agreements, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Form 8-K, filed by the Issuer with the SEC on December 8, 2021)

Exhibit B:	Form of Support Agreement (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by the Issuer with the SEC on December 8, 2021)

Exhibit C:	Support Agreement Amendment (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by the Issuer with the SEC on April 4, 2022)

Exhibit D:	Amended and Restated Registration Rights Agreement, dated as of June 16, 2022 (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by the Issuer with the SEC on June 23, 2022)

Exhibit E:
Form of Indemnity Agreement by and between the Issuer and its directors and officers (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4/A (File No. 001-40263), filed by the Issuer with the SEC on May 13, 2022)

CUSIP NO. 39957D102	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stuart Landesberg
Stuart Landesberg

June 27, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).